Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

How One Fintech Is Building a Sustainable Empire

Aspiration has over five million customers and now it’s breaking into B2B sustainability services as well as preparing to go public in late 2022. Its strategy — built around sustainable finance — couldn’t be more different from its competitors.

By Garret Reich, Editorial Associate at The Financial Brand

It’s an open question how many neobanks will stand the test of time, compared with regulated legacy banks and credit unions. There are several hundred of these digital-only banks out in the world now, but only a handful at the top have gained a reputation as true primary banking providers.

Aspiration is aiming to join that collection of elite companies. But its strategy is wholly unique from even other neobank competitors. For one thing, it has neither a banking charter nor does it use a partner bank, relying instead on cash management (investment) accounts versus deposits.

The term “neobank” hadn’t been coined when Andrei Cherny and his small team launched Aspiration in 2015. But, they knew they wanted the newcomer to look unlike any other financial institution. Their big idea would be that people could pay whatever fees that they chose (which could be $0), instead of relying on overdraft, late, out-of-network ATM and service fees for revenue. They wouldn’t have a single branch and the bigger they grew, the more positive social impact they would have on the world by helping consumers reduce their individual carbon footprints.

Big dreams. Were they too lofty?

Cherny wasn’t a novice in the public sphere in 2015 when he launched Aspiration. He had already spent years working with some of the most influential U.S. politicians: he started his political career working with Al Gore in the ’90s, wrote speeches for President Bill Clinton and helped Elizabeth Warren establish the CFPB.

Before all that, Cherny had been a Navy Intelligence Officer, joining up shortly after 9/11. In addition, he ran for State Treasurer of Arizona in 2010 on the idea of making Arizona “The Solar State”.

Cherny has maintained his “A-List” creds by signing up Leonardo DiCaprio to join Aspiration’s Advisory Board (as well as being an investor).

How Customers Can Offset Their Carbon Footprints

Part of the mission of Aspiration is to enable people to reduce their carbon footprint significantly by doing the things they do daily anyway.

“We’re in a place right now where most people want to do something about climate change, and yet they don’t know where to start,” Cherny tells The Financial Brand. “They oftentimes don’t necessarily think their bank is a part of that answer. The truth is that changing banks is probably the single biggest thing they can do to lower their carbon footprint.”

People try changing the products they’re using and recycle, which can ultimately make a difference in lowering a person’s carbon footprint, says Cherny. Yet he maintains that if they also continue to deposit their funds at a financial institution that has yet to divest from fossil fuels, then the likelihood of that person actually becoming net zero in their carbon footprint is very low.

Cherny maintains that not only is Aspiration not investing in fossil fuel projects, but helping boost its customers environmental influence by planting trees every time they use their Aspiration debit or credit card. He states that Aspiration is “probably the largest private sector tree planting operation in the world.”

On the fintech’s website, people can use a simulator to see how many trees Aspiration will plant on their behalf. For instance, if a person were to use their debit or credit card three times a week, 156 trees would be planted a year.

“We funded the planting of 50 million trees in just the last year alone, which is as many trees as there are in Central Park being planted every three hours,” the CEO boasts. While they facilitate planting trees globally — relying on non-profits and NGOs for execution — most of the planting takes place in Africa and South America, where the trees “can grow the fastest and have the most immediate climate impacts.”

The fintech’s credit card, called Aspiration Zero, was launched in mid-October 2021. It is made from plant-based material instead of plastic. In addition to planting a tree every time they swipe a card, customers can round up their purchase to potentially plant yet another tree.

In mid-January 2022, Aspiration acquired Carbon Insights, a climate technology software company with an algorithm that tracks spending behavior and transactions to determine an individual’s carbon footprint.

“Understanding your carbon footprint is the first step in being able to do something about reducing or eliminating it entirely, so we are excited to welcome them onboard to work toward delivering an unparalleled solution for individuals and enterprises to take control of their carbon footprints,” Cherny said in a press release.

Carbon Insights will work as an extension of Aspiration’s AIM program — Aspiration Impact Measurement — which determines a person’s “sustainable score” and shows people how socially conscious the businesses they shop at are.

Building a Network of Small Business Customers

For several years, Aspiration only worked with consumers. But, it didn’t take long for businesses to start approaching Cherny and his team, saying that they too have customers asking them for more sustainability initiatives. To build out solutions for businesses, Aspiration launched its Enterprise program — a three-step system that helps businesses learn about their Scope 1, 2 and 3 carbon emissions and how to take steps to mitigate their carbon footprint.

Scope 1 emissions are direct emissions, which come right from a company’s own operations. Scope 2 and 3 are indirect — from carbon emissions through purchased energy production in the case of Scope 2, and from bigger-picture issues, such as business travel on an airplane or waste generated at the business, with Scope 3.

One of the businesses Cherny says Aspiration is working with is the Los Angeles Clippers basketball team, which will be moving into their new stadium — the Intuit Dome — in 2024.

“It will be the first climate-positive sports arena in the world,” says Cherny. What this means is that the stadium will be LEED platinum certified — and 100% carbon-free from the day it opens, according to the NBA. It will also be a fully-electric building — running off batteries and solar power.

What To Expect From Aspiration

When The Financial Brand first spoke to Cherny in early 2019, there were a few things the CEO said he saw on the horizon for the company: A focus on financial wellness (and financial terms that make sense), a charter “down the road” and a credit product in one form or another.

Almost three years later, the goals have been partly met, and have also evolved.

Its expansion into the B2B sector and establishing a stronger relationship with businesses nationally is a new goal, for example. The bank also plans to go public in late 2022 through a SPAC (Interprivate III Financial Partners Inc.).

The Zero credit card accomplished the goal of offering a credit product, but down the road, Cherny says he would like to provide a larger array of funding alternatives.

“We’re going to look at everything — from all different kinds of lending to insurance to other ways in which we can really provide those very differentiated financial options for people,” he explains.

And a charter? “It’s not something that’s on our roadmap right now,” Cherny states. “In 2019, we became the first fintech to break off and create our own independent structure. We’re not tied to a third-party bank, we built our account around a cash management account.” Those accounts are licensed through FINRA, which Cherny says compliments Aspiration’s structure.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15)

cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.